April 25, 2024

Re:	Winnebago Industries, Inc.
Form 10-K for Fiscal Year Ended August 26, 2023
Forms 8-K filed October 18, 2023 and December 20, 2023
File No. 001-06403

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Forms 8-K filed on October 18, 2023 and December 20, 2023 (the “Forms 8-K”) contained in the Staff’s letter dated March 19, 2024 (the “Comment Letter”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Forms 8-K filed on October 18, 2023 and December 20, 2023

Exhibit 99.1

Non-GAAP Reconciliation, page 12

1.	We note your response to our prior comment; however, please more fully explain and address the following items regarding the Impact of convertible notes - other adjustment.

•	You state this non-GAAP adjustment represents the impact the call spread overlay would have on your earnings per share calculation since the call spread overlay effectively negates the dilutive impact if the convertible debt was converted into shares. Explain how you calculated the amount of the non-GAAP adjustment related to the impact of the call spread overlay in each annual and interim period presented. In this regard, it appears the amount of the adjustment may represent the difference between GAAP basic EPS and GAAP diluted EPS.

•	You state that you do not believe your presentation of Adjusted diluted income per share has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Explain why you do not believe this is an individually tailored non-GAAP adjustment since it appears to result in the presentation of diluted earnings per share without applying the if-converted method, which is required by GAAP.

•	You state that you adjust Adjusted diluted income per share for the impact of the call spread overlay to demonstrate to investors that if the convertible debt had been converted into shares, the call spread overlay would be triggered and the dilutive impact would be fully offset. Explain why you believe it is appropriate to reflect the effect of the call spread overlay through a non-GAAP adjustment given the apparent absence of events that would trigger its recognition in your historical financial statements.

winnebagoind.com

Response:

We acknowledge the Staff’s further comments regarding the non-GAAP adjustment related to our convertible notes in our Adjusted diluted earnings per share (“Adjusted EPS”) calculation disclosed on Form 8-K. We also note that this adjustment line has been changed from “Impact of convertible notes – other” to “Impact of call spread overlay” per our most recent Form 8-K on March 21, 2024 as noted in our response letter dated March 1, 2024.

In order to calculate the aforementioned adjustment for purposes of our Adjusted EPS, we first prepare a diluted EPS calculation starting with GAAP net income, adding back non-GAAP adjustments and interest expense and then including all shares that could have a dilutive impact on EPS using the if-converted method. Next, we prepare the same calculation excluding the net dilutive impact of shares and interest expense due to the existence of the call spread overlay. The difference in EPS between the two calculations is the adjustment, representing the economic impact of the call spread overlay. The reason we exclude the dilutive impact is because the call spread overlay effectively increases the conversion price of the convertible notes to the upper strike price of $96.20, thereby offsetting the dilutive economic effect to shareholders upon actual conversion.

As noted in our previous response dated March 1, 2024, we entered into the call spread overlay to economically hedge the dilutive impact of a conversion between the share price of $63.73 and $96.20. Due to the existence of the call spread overlay, there is no scenario where our shares would be diluted if our share price is under the upper strike price of $96.20. If the notes were to convert to shares between the lower strike of $63.73 and the upper strike price of $96.20, we would receive the exact same number of shares from the holders of the call spread overlay, negating the dilutive effect. If the notes were to convert above the upper strike price of $96.20, we would not adjust for the dilution that is not covered by the call spread overlay.

As such, we believe that investors are better informed by the removal of the dilutive impact from our calculation of diluted EPS when our share price is below $96.20. We do not believe a conversion needs to occur in order for us to show what the impact on our calculation would be. The call spread overlay is mitigating a dilution risk and we believe including the adjustment results in an Adjusted EPS that is more reflective of what would happen if a conversion were to take place. In addition, because the call spread overlay protects investors from share dilution, we believe this is a necessary adjustment to represent the true economics of our convertible debt and does not represent a tailored accounting policy.

We hope this letter has helped clarify our position and has been responsive to your comments. Please do not hesitate to contact me at (952) 828-8433 if you have any questions regarding the above. Thank you for your time and attention to this matter.

Regards,

/s/ Bryan L. Hughes
Bryan L. Hughes
Chief Financial Officer and Senior Vice President

cc:
Michael J. Happe
Stacy L. Bogart
Richard D. Moss

winnebagoind.com